No. 16/07

IAMGOLD’S WESTWOOD RESOURCE GROWS 128%

Toronto, Ontario, Tuesday June 19, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce a revised resource estimate at the Westwood exploration project located on the Cadillac Break in the Abitibi region, 40 km east of Rouyn-Noranda in the Bousquet township in northern Quebec, close to the Company’s Doyon operation.  The estimate is based on close to 140,000 m of drilling in 182 drill holes, and includes drilling up to and including the most recent results press release dated June 13, 2007.  The resource estimate identifies an inferred resource of 14.1 million tonnes of ore at an average grade of 7.3 g/t Au indicating 3.3 million ounces of gold.

This revised resource estimate shows a 96% increase in tonnage, 16% increase in grade with a 128% increase in ounces of gold from the previous undiluted resource estimate released in 2004.  Since that time, the on-strike extension of three zones has resulted in a significant increase in the inferred resource.  The gold mineralization has not been completely delimited, and is open at depth and along strike.

“We are very pleased with the more than doubling of this resource and because of the potential size, we are now looking at Westwood as a new project,” stated Joseph Conway, President and CEO.  “Much of the prospective area within this camp has not yet been drilled, particularly at depth and we expect continued positive results.  In August, we will complete a scoping study on the viability of sinking a shaft from surface to access this mineralization, a step closer to realizing this component of our growth potential.”

The resource estimate was calculated using information from 126 surface and 56 underground diamond drill holes within a 2.5 kilometre corridor between the Doyon Mine and the eastern limit of the Company’s property. The new resource estimate includes drilling from the Westwood and North Corridor zones, the extension of these zones, and the Zone 2 extension west of the Bousquet fault.  The distance between drill holes varies from 100 to 200 metres. A 40 g/t Au top cut was used in the estimation, tonnages were based on densities of 2.85 to 2.90 tonnes / cubic metre and the minimum true width used in the estimation is 3.0 metres.   Table 1 presents the resource at various cut off grades.

Table 1

Cutoff (g/t)	Tonnes (000’s)	Grade (g/t Au)	Gold Ounces (000’s)
3.0	14,097	7.3	3,313
4.0	11,449	8.2	3,013
5.0	8,996	9.2	2,666

The 2007 Westwood program is estimated at more than US$5 million to advance the exploration drift and complete 25,000m of drilling to further explore and define the resources.  This estimate is a component of the Scoping Study initiated by the Company’s Project Development group to evaluate the economic potential of this resource.  Results from this study are expected in August, 2007.

Additional information such as a cross section of the area, collar hole drill locations and various long sections, can be obtained at the Company’s website: www.iamgold.com.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The drilling program, attributed in this release, was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified persons (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  The “qualified person” responsible for the resource estimate for resources at The Westwood Project, is based on information prepared under the supervision of, or has been reviewed by Elzear Belzile, Manager, Mining Geology, a geologist, an employee of IAMGOLD Corporation and is the “qualified person” for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified persons.  The qualified persons have verified the data disclosed, including sampling, analytical and test data underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us form including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2006 Form 40-F is available to shareholders, free of charge, upon written request addresses to the Investor Relations Department.

Forward Looking Statement

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from IAMGOLD's expectations are disclosed under the heading "Risk Factors" and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.